UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION

Submitted Pursuant to Rule 14a-6(g)

(Amendment No. )

1.	Name of the Registrant:

Braemar Hotels & Resorts Inc.

2.	Name of Person Relying on Exemption:

Bob and Alex Ghassemieh

3.	Address of Person Relying on Exemption:

9255 Sunset Boulevard, Suite Upper Penthouse
West Hollywood, California 90069

4.	Written Materials. The following written material is attached:

Letter to Stockholders, dated November 21, 2024.

* * *

Written material is submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. This is not a solicitation of authority to vote any proxy. Bob and Alex Ghassemieh are not asking for your proxy card and will not accept proxy cards if sent. The cost of this filing is being borne entirely by Bob and Alex Ghassemieh.

PLEASE NOTE: Bob and Alex Ghassemieh are not asking for your proxy card and cannot accept your proxy card. Please DO NOT send us your proxy card.

(Written material follows on next page)

November 21, 2024

Dear Fellow Stockholders,

We, Bob and Alex Ghassemieh, are significant stockholders of Braemar Hotels & Resorts Inc.’s (NYSE: BHR) (“BHR” or the “Company”) outstanding common stock (the “Common Stock”). Our ownership is based on both shares of Common Stock directly held and indirect beneficial ownership of operating partnership units (“OP Units”) of Braemar Hospitality Limited Partnership, the “operating partnership” affiliate of BHR directly owned by an entity we control. Our OP Units were acquired in a transaction that was consummated in 2021 with the sale of the Mr. C Beverly Hills Hotel to BHR and the OP Units are currently convertible into the Company’s common stock at a 1:1 ratio.

Our investment in the Company was pursued due to its unique collection of irreplaceable luxury resorts and high-quality urban hotels, which we expected to outperform other hotel property types. This strategy has proven to be successful, as BHR’s operating performance has significantly exceeded pre-COVID levels. However, and unfortunately for us and our fellow stockholders, the strong hotel performance from 2021 to 2024 has not lead to a strong share price, instead the Company’s share price has significantly underperformed relative to its lodging REIT peers. We believe this is largely due to: (1) Wall Street and other investors being uncomfortable with BHR’s external management by Ashford, Inc. (“Ashford”) and the inherent conflicts of interest with that relationship, as Ashford is controlled by the Chair of BHR’s board, Monty Bennet, (2) the excessive fees BHR is obligated to pay to Ashford and its affiliates under its various current contractual arrangements, and (3) the apparent lack of independent board members acting for the benefit of stockholders to maximize shareholder value.

We were closely following the activist campaign and proxy battle that was initiated almost one year ago by Blackwells Capital LLC and we have been closely following the public letters and correspondences recently written by other activists and large stockholders. We particularly agree with, support, and echo the suggestions and concerns outlined in Al Shams Investment Limited’s letter to stockholders, dated November 7, 2024.

We strongly believe that the external advisory agreement with Ashford must be terminated with a reasonable termination fee in the near future, and that BHR should become self-managed with the oversight of a new and materially reconstituted board of directors with stockholder representatives. We also believe that BHR’s current CEO and President, Richard Stockton, is well-suited to lead BHR as a restructured self-managed REIT and can operate the Company with significant cost efficiencies and none of the inherent conflicts of interest that are currently harming the investment appeal of BHR under its existing external advisory agreement with Ashford. In our view, these changes would unlock tremendous value for stockholders and should enable the Company to finally trade much closer to its net asset value (which we believe exceeds $15 per share).

We have a strong conviction that BHR will thrive if it is restructured into a self-managed REIT with a materially refreshed independent board and we are confident that Mr. Stockton as CEO can manage this transition and unlock considerable stockholder value. As significant stockholders of BHR, we intend to vote against the entire board – with the exception of Mr. Stockton – at the Company’s upcoming 2024 annual meeting of stockholders (the “2024 Annual Meeting”) and urge other BHR stockholders to do the same.

We also implore Mr. Bennet, the current Chairman of both BHR and Ashford, along with their respective board members, to promptly terminate the external advisory agreement, subject to a fairly negotiated termination fee, and allow BHR to begin operating as a self-managed REIT with new independent board leadership so that stockholders can finally receive the value they deserve.

We and other stockholders will be closing watching the 2024 Annual Meeting and the Company’s actions thereafter. And we expect that this will not be the last the Company will hear from its stockholders if significant corporate governance improvements are not made in swift order.

Sincerely,

Bob and Alex Ghassemieh